Exhibit 4.17

Orckit Communications Ltd.

Summary Terms and Conditions of
Convertible Notes Issued March 28, 2007

1.	Type of Offering

On March 28, 2007, Orckit Communications Ltd. (the “Company “) issued convertible notes (the “Notes”) in a private placement pursuant to a Trust Deed, dated March 28, 2007, with Harmtik Trust (1975) Ltd., as trustee for the holders of Notes. Pursuant to Regulation S under the Securities Act of 1933, as amended, the offering was made solely to non-“U.S. persons” outside the United States and the Company implemented “offering restrictions” in respect of a period of 40 days following the closing. The Company undertook to list the Notes on the Tel Aviv Stock Exchange within six months following the issuance. If the listing of the Notes is not concluded by such date, the holders will have the right to request repayment of the Notes. To secure this obligation, until the Notes are listed, the proceeds will be held in escrow.

2.	Amount of Issuance, Denomination and Issuance Price

The Company issued Notes with an aggregate nominal value of 107,000,000 New Israeli Shekels (“NIS”) (approximately $25.8 million). The Notes were issued at a purchase price equal to 100% of their nominal value.

3.	Repayment of Principal

The principal is repayable in one installment on March 29, 2017, provided that each holder is entitled to request earlier repayment on March 29, 2012.

4.	Interest

The Notes bear interest at an annual rate of six percent (6%). The interest is payable semi-annually on September 29 and March 29 of each of the years 2007 through 2017 (inclusive).

5.	Linkage

The principal of the Notes, and the interest that shall accrue thereon, are linked to the Israeli Consumer Price Index.

6.	Security

The Notes are unsecured, except as set forth in Section 1 above.

7.	Conversion at the Option of each Note Holder

The Notes are convertible into Ordinary Shares, no par value, of the Company, at the option of the holder thereof, during the period commencing on May 10, 2007 and ending on March 13, 2017 (inclusive). If the conversion is performed between May 10, 2007 and March 10, 2010, the conversion price will be NIS 52.50 (approximately $12.50) per share. If the conversion is performed between March 11, 2010 and March 13, 2017, the conversion price will be NIS 63.00 (approximately $15.00) per share.

The Ordinary Shares issued upon conversion of the Notes will be listed on the Tel Aviv Stock Exchange and the Nasdaq Global Market.

The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a distribution of bonus shares or cash dividend, or performs a rights offering.

8.	Conversion at the Option of the Company

The Company is entitled to force the conversion of the Notes at any time commencing on May 10, 2007 and ending on March 13, 2017 (inclusive), by notice to the Note holders if, out of 30 consecutive trading days (prior to the date of the Company’s notice of forced conversion), there were 20 trading days in which the price of the Company’s Ordinary Shares on the Tel Aviv Stock Exchange exceeded $30.00 per share.

If the forced conversion is performed between May 10, 2007 and March 10, 2010, the conversion price will be NIS 52.50 (approximately $12.50) per share. If the forced conversion is performed between March 11, 2010 and March 13, 2017, the conversion price will be NIS 63.00 (approximately $15.00) per share.

Notice of such forced conversion is required to be provided to the Tel Aviv Stock Exchange, the Israel Securities Authority and the trustee for the Notes between 30 and 45 days prior the forced conversion.

9.	Repurchase Right of the Company

The Company is entitled to repurchase any Notes, at any time and from time to time, in private transactions or in transactions on the Tel Aviv Stock Exchange. Any Notes repurchased by the Company will be canceled and may not be reissued. Notes purchased by a subsidiary of the Company will continue to be deemed outstanding and subject to transfer.